Katayun I. Jaffari

Phone: (215) 972-7161

Fax: (215) 972-1926

kjaffari@saul.com

www.saul.com

                                                                                                                                        February 25, 2008
Via EDGAR
Attn: Tim Buchmiller, Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller, Senior Attorney

Re:	OSI Pharmaceuticals, Inc.
Definitive Proxy Statement
Filed April 30, 2007
File No. 001-08865
Dear Mr. Buchmiller:
     On behalf of OSI Pharmaceuticals, Inc. (“OSI”), we are submitting OSI’s responses to the comments made by the staff in your letter received on January 22, 2008 relating to OSI’s Definitive Proxy Statement, filed April 30, 2007 (File No. 001-08865) (the “Proxy Statement”). Below are the staff’s comments (in bold), and following each comment is OSI’s response to such comment. OSI has filed this correspondence today with the Securities and Exchange Commission via EDGAR.
*********************************
1.	We note your responses to prior comments 1, 3, 6, 9, 11 and 12. Please confirm that you will include disclosure in your future filings, as applicable, that reflects the substance of those responses. In addition, with respect to your response to comment 3, please disclose where actual payments under each element of benchmarked compensation actually fell within the targeted range.
In future filings, OSI will include disclosure that reflects the substance of the responses to prior comments 1, 3, 6, 9, 11 and 12 if applicable to required disclosures. In future filings, OSI will disclose where actual payments under each element of benchmarked compensation actually fell within the targeted range if applicable to required disclosure.
Centre Square West w 1500 Market Street, 38th Floor w Philadelphia, PA 19102-2186
Phone: (215) 972-7777 w Fax: (215) 972-7725

BALTIMORE  CHESTERBROOK  HARRISBURG  NEWARK  PHILADELPHIA   PRINCETON  WASHINGTON  WILMINGTON
A DELAWARE LIMITED LIABILITY PARTNERSHIP

2. We note the additional discussion and analysis in your response to comment 2 of the quantitative and qualitative aspects of the targets to be achieved in order for your named executive officers to earn their incentive compensation. Please confirm that your future filings, to the extent applicable, will include at least as much detail as you have provided in your response and that you will provide all other information with respect to the corporate objectives and targets that is material to your investors’ understanding of your compensation policies and decisions with respect to your named executive officers. In addition, please provide a more detailed explanation as to why disclosure of the undisclosed performance goals, referred to in your response as the “Confidential Terms,” would cause substantial competitive harm. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm. Also, please tell us why the disclosure of such information would not be material to an investor’s understanding of your compensation policies and decisions.
     In future filings, to the extent applicable and to the extent disclosure would not cause competitive harm, OSI will provide a discussion and analysis of the corporate objectives and targets that would be material to the understanding by investors of OSI’s compensation decisions in a manner similar to its responses to prior comments 2 and 12.
     In its response to prior comment 2, OSI identified the objectives and targets that were material to its compensation decisions for fiscal year 2006. These objectives were the key objectives of its annual business plan. OSI noted that in support of these key objectives, its business plan outlined numerous, specific and detailed sub-goals and objectives. OSI noted that none of these sub-goals and objectives viewed individually were material to its compensation decisions. Rather, its compensation decisions were based on an assessment of relative achievement of key business objectives and goals for the fiscal year. OSI’s response to prior comment 12 provides a detailed discussion and analysis of the Compensation Committee’s assessment of the achievement of these goals and objectives for fiscal year 2006.
     OSI also noted in its response to prior comments that disclosure of the specific and detailed sub-goals and objectives set forth in its business plan would cause competitive harm. You have asked for additional explanation as to why this would be the case. In this regard, OSI notes that many of these sub-goals and objectives relate to the specific scope, strategy and research and development plans for programs and drug candidates that are under development at the company with a view to becoming commercially successful drugs. All of these programs and drug candidates are in the highly competitive areas of oncology and diabetes/obesity where – in addition to large biotechnology companies – there is significant competition from major pharmaceutical companies. Disclosing these specific sub-goals and objectives may cause these companies – some with far greater resources than OSI – to accelerate, alter or re-direct their own programs and drug candidates in response to an awareness of the status, scale and progress of OSI’s programs and drug candidates. Further, many of the commercial sub-goals and objectives relate to OSI’s promotional tactics and positioning for its flagship anti-cancer agent Tarceva® and to research and development strategies to expand the use of the brand. The lung cancer market in the United States is highly competitive and disclosing these detailed plans and tactics to its competitors – who include the major pharmaceutical companies with greater resources -

would materially disadvantage OSI’s own efforts by providing a road-map that could be duplicated or thwarted. Also, many of the sub-goals and objectives specifically identify OSI’s priorities regarding partnering or licensing agreements. The disclosure of these priorities would result in a competitive disadvantage for OSI when it negotiates the terms of these agreements since, among other things, the sub-goals and objectives include timelines and preferred deal structures – the knowledge of which could materially impact deal outcomes.
     OSI hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*********************************
     If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 215-972-7161.

Sincerely,

/s/ Katayun I. Jaffari

Katayun I. Jaffari

Cc:	Colin Goddard, Ph.D.
Barbara A. Wood, Esq.